L'ORÉAL

L'OREAL
International Financial Information Department

3rd February, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Absorption of Gesparal by L'OREAL

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

2/9

L'ORÉAL

News release

A New Agreement between the majority Shareholders of L'OREAL

Absorption of GESPARAL by L'OREAL

Mrs. BETTENCOURT remains the largest shareholder of L'OREAL

A Press Conference by Lindsay Owen-Jones, CEO of L'OREAL will be held
Wednesday, February 4th
at 12.00(noon) Paris Time
at L'Oréal Offices
41 rue Martre, Clichy
Live Internet broadcast of Mr. Lindsay Owen-Jones's speech on www.loreal-finance.com
and by phone at +44 208 515 23 23

Clichy, February 3rd, 2004, 11 p.m.

In a release distributed today, the Holding Company Gesparal has announced that Mrs. Bettencourt and her family, and Nestlé have decided to further develop the agreement which they had for over 30 years. This release is available on www.loreal.com.

The new agreement includes:

- The merger and absorption of Gesparal by L'Oréal;
- The elimination of double voting rights;
- The continuation of the respective positions of the Bettencourt family and Nestlé in L'Oréal capital;
- A further development of L'Oréal's corporate governance.

The merger of Gesparal and L'Oréal and the elimination of double voting rights that will be submitted to shareholders for their approval at the Shareholders Meeting planned for April 29, 2004 will have no effect either on the financial structure or on the results of L'Oréal, as Gesparal owns only L'Oréal shares and has no debt.

When this transaction is completed, the Bettencourt family and Nestlé will become direct shareholders of L'Oréal with, respectively, 27.5 % and 26.4 % of the capital and, respectively,

L'ORÉAL

The Board of Directors of L'Oréal will be asked to create a Committee for Strategy and Implementation made up of 6 members: the CEO of L'Oréal who will chair the Committee, 2 members will be amongst the Board members representing the Bettencourt family, 2 others amongst the members representing Nestlé, and one will be an independent Board member.

Lindsay Owen-Jones, CEO of L'Oréal declared:

"I am delighted by this agreement which is extremely favourable to the Company, to its employees, to its clients and to all of its shareholders.

The clarification of the shareholding structure and the improved Corporate Governance will enhance transparency and simplicity.

The renewed stability of the shareholding structure will continue to support our long term strategy for growth and profitability.

We appreciate the support and confidence of all of our shareholders".

The Gesparal news release is attached to this document.

Contacts at L'ORÉAL

Shareholders and
Market Authorities
Mr François ARCHAMBAULT
☎ : +33 1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33 1.47.56.86.82
Fax : + 33 1.47.56.80.02

International Press
Mrs. Alessandra di MONTEZEMOLO
☎: +33 1.47.56.46.30
http://www.loreal.com

GESPARAL

SOCIÉTÉ ANONYME AU CAPITAL DE 205 766 864 €

Proposed Merger between Gesparal and L'Oréal

Paris, February 3rd, 2004, 11 p.m.

The two shareholders of Gesparal, Mrs. Liliane Bettencourt and her family, and Nestlé, have agreed to propose the absorption of Gesparal by L'Oréal. The Gesparal Holding Company owns 53.8% of the Capital and 71.7% of voting rights of L'Oréal. The Bettencourt family and Nestlé own respectively, 51% and 49% of Gesparal.

The extraordinary development of L'Oréal over the last 30 years during which Gesparal was its majority shareholder enabled it to become the world leader in its field. Today, it is possible and desirable to simplify the capital structure. In addition, the greater transparency and the further development of corporate governance, both of which are provided for in this agreement, will encourage the continuing development of L'Oréal.

The main points of the agreement are the following :

- The absorption of Gesparal by L'Oréal will be proposed at the next Annual Shareholders Meeting, planned for April 29, 2004. After completion, the Bettencourt family will hold 27.5% of L'Oréal's capital, and Nestlé 26.4%. The merger will have no effect, nor on its financial structure or on its results, as Gesparal's investment portfolio is composed exclusively of L'Oréal's shares and it has no debt.

- At the same annual shareholders meeting of L'Oréal, it will also be proposed to eliminate double voting rights.

- The Bettencourt family and Nestlé have agreed to keep all of their L'Oréal shares for a period of 5 years, beginning with the date of this shareholders meeting. However, should there be a public tender offer for L'Oréal shares by a third party, the Bettencourt family and Nestlé would have the right to tender their shares or to make a counter-offer.

- The Bettencourt family and Nestlé have agreed not to increase, either directly or indirectly, their respective shareholdings in L'Oréal, during the lifetime of Mrs. Liliane Bettencourt, and in any case during a period of at least 3 years, starting from the date of this shareholders meeting.

- The Bettencourt family and Nestlé have mutually agreed to mutual rights of pre-emption on their respective shareholdings in L'Oréal for a period of 10 years. The Bettencourt family has the option of substituting a third party, notably L'Oréal.

- A shareholders meeting will be asked to approve the nomination of three board members designated by the Bettencourt family and three board members designated by Nestlé, as it is currently the case. At the board of directors of L'Oréal, the election of 2 Vice Chairmen, one nominated by the Bettencourt family and one nominated by Nestlé will also be proposed.

- The Board of Directors of L'Oréal will also be asked to create a Committee for Strategy and Implementation, made up of 6 members, including the CEO of L'Oréal who will be Chairman. 2 members of this committee will be proposed by the Bettencourt family, 2 by Nestlé and 1 independent board member will also be included. It will meet 6 times a year. As in the case of the other Board committees, it will have a role of advice and recommendation, with the Board retaining all of its responsibilities.

- This agreement is effective upon signature. It takes the place of any other agreement between the Bettencourt family and Nestlé.

The agreement will be submitted to the "Autorité des Marchés Financiers" (AMF), the French financial market regulatory authority. The merger provided for in the agreement is conditional upon the finding by the market authorities that there is no requirement for a public offer for L'Oréal shares in light of the planned merger.

This agreement will be published in its entirety following the decision of the AMF.

Mrs. Liliane Bettencourt and Mr. Rainer E. Gut, Chairman of the Board of Directors of Nestlé, stated: "Our objective is to continue with our excellent and mutual understanding and our balanced relationship, which, along with the quality and the extraordinary commitment of L'Oréal management and its employees, has contributed for so many years to making the company one of the best in the world."

Mr. Rainer E. Gut said : "We are convinced that the agreement represents a very solid base for continuing the impressive and very profitable growth of L'Oréal, to which the Bettencourt family and Nestlé have contributed since 1974, by the support through Gesparal."

Mrs. Liliane Bettencourt and her daughter Mrs. Françoise Bettencourt Meyers stated: "Through this new agreement, we are expressing our loyalty and attachment to the L'Oréal Company, and the confidence that, both of us have in L'Oréal, in its CEO Lindsay Owen-Jones and in all of its employees who are responsible for its long term success."